TRAILONE, INC.
318 N. Carson Street
 Carson City, Nevada 89701

January 20, 2011

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Trailone, Inc.
Registration Statement on Form S-1A
Filed on December 28, 2010
File No. 170781

Attention: Justin Dobbie and Tonya Bryan.

To Whom It May Concern:

In response to your letter dated December 20, 2010 Trailone, Inc., wishes to address the following comments.

General

1.  Please revise to provide disclosure required by Items 102 and 407(a) of Regulation S-K.

We have noted this comment and have revised the disclosure on pages 2 and through the entire disclosure.

Page 2 (Regulation S-K, Item 103)

 Description of Property

Our corporate office are located at1844 South West Salt Lake City, Utah 84104. Ralph Montrone currently owns this location.  This facility is 1,000 square feet of office space and is being provided to the Company free of charge by the sole officer and director, Ralph Montrone.  There are currently no proposed programs for renovation, improvement or development of the facility currently in use.

Page 28 (Regulation S-K, Item 407(a)

INDEPENDENT DIRECTOR/CORPORATE GOVERNANCE COMMITTEE

Our Board of Directors currently consists of only Ralph Montrone.  We are not a ”listed company” under SEC rules and therefore are not required to have separate committees comprise of independent directors. We do not have independent director(s) at this time.

The Company does not presently have a Corporate Governance Committee and the Board acts in such capacity for the immediate future due to the limited size of the Board. The Company intends to increase the size of its Board in the future, at which time it may appoint a Corporate Governance Committee.

The Corporate Governance Committee will be responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to our Board of Directors concerning corporate governance matters.

2. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

We have noted this comment and have not revised the disclosure.

The company believes that the effective date will occur prior to February 15, 2011.

3. Please provide a currently dated consent from the independent registered public accountant in the amendment.

We have noted this comment and have revised the disclosure.

We are providing a currently dated consent from the independent registered public accountant.

Prospectus Summary, page 1

Overview, page 1

4. Please revise your disclosure to explain what you mean by "car jewelry."

We have noted this comment and have revised the disclosure on page .

TrailOne, Inc. is presently developing a license plate tag for automobiles.  The license plate tag is car jewelry, which is like a piece of art which is unique to meet the needs of those who want to add a custom look to their vehicles, and is not made to replace a car’s license plate issued by government agencies.  Since its inception, on September 9, 2010 TrailOne has incurred losses to September 30, 2010.

General Introduction, page 1

5. It appears unclear from your disclosure whether you have one type of license plate tag or one tag that has been manufactured to date. Please revise or advise.

We have noted this comment and have revised the disclosure on page 1.

The company is presently attempting to market its sole intended product (which has not yet been produced), a license plate tag for automobiles in the Salt Lake City, Utah area.

6. Please revise to indicate your monthly burn rate as well as the amount of time that your present capital will last at this rate.

We have noted this comment and have revised the disclosure on page 1.

Taking into account that our company is a new startup and is without an established income stream and/or profit & loss statement and has not yet produced any product for sale, the estimated monthly burn rate projected during the first fiscal year, without due consideration for adjustment is $43,958.33.  This includes a 3 month burn, in cash, considering the company encounters a bad quarter during its first year in business beginning with the first current due date and ending with the cash zero date.

7. Please revise this section to describe in reasonable detail the license plate tag you are developing. Include a discussion of what it will look like, how it will be made and from what materials. Please also clarify whether you are currently developing the product or marketing the product, or both. Your disclosure on this point is inconsistent. if you are marketing the product, describe how you are doing so and to whom.

We have noted this comment and have revised the disclosure on page 1 and throughout.

License plate tags are more commonly known as license plate frames/holders.  Ours will be made to order to each specific customer’s wants and desires with an individualized custom look.  We are attempting to position ourselves to market our product to both the wholesale and retail markets.  Our product is a computer generated license plate tag, produced by using a highly sophisticated laser guided CNC metal cutting flat surface screened lathe/cutter. The materials used for each license plate tag will be from either steel, platinum, titanium or gold.  Then each individualized license plate tag will be embellished with chrome, silver or gold plate, personalized script/saying and jeweled to that own person’s taste, set with fine minerals, gems, or the like. We intend to sub-contract the actual manufacturing of each license plate tag to a manufacturer to our approved specifications, but will be taking the product to market by our own marketing efforts.

Business Development, page 1

8. You state that you are marketing a tag for sale to the general public. Please revise here and elsewhere in the prospectus to clarify your target market. For example, on page 27 you state that you are marketing a tag to automobile specialty shops, Please be specific in your discussion of to whom you intend to sell your products and how.

We have noted this comment and have revise the disclosure on pages 7, 20 and 29.

Initial Sales Strategy:

We have established a one-prong sales approach; our approach utilizes direct sales through Ralph Montrone. Our direct sales is being conducted by Mr. Montrone, he is currently attempting to market the product locally in the Salt Lake City, Utah area to automobile specialty shops.  His current marketing strategy consists of various Point of Sale material including posters and flyers developed by Mr. Montrone in the past several months.

We intend to derive income from these sales and our goal is establish brand recognition.

Subsequent Sales Strategy

The company is also presently developing its marketing program to sell license plate tags to the general public, through a combination of direct sales, referral and networking within the industry. The Company plans to educate automobile advertisers about our product and work to obtain sales by the ways discussed herein. Because our product offers a very high rate of exclusivity, our target market will be to individuals such as athletes in the NFL, NBA, MLB, and NHL; Hollywood and Music entertainers/stars; NASCAR, NHRA, FIA (Formula One) drivers; and high end automobile enthusiasts, including middle to high income earning individuals in the public sector.  Currently we are planning to market out product through the sources noted above, through direct contacts at wholesale/retail trade shows, such as SEMA (Specialty Equipment Market Association), International Auto Show (Circuit), World of Wheels – Indianapolis, and DUB Auto Show Tour.  We also intend to use direct target marketing through monthly publications such as Automobile, Road & Track, Car & Driver, as well as on their respective websites.  We also intend to market our product through our website: www.trailonecnc.com which is currently under development/construction.  It is our intention to also retail through high end retailers and automobile specialty shops such as DUB Auto  and high end catalog companies that cater specifically to the elite/rich & famous clientele, as well as by word of mouth advertising.  We intend for our product to be distinguished, exclusive and refined to meet the needs of those who intend on setting themselves apart from the crowd while driving their vehicles, such as Porsche, Bentley, Mercedes-Benz, Ferrari, Lamborghini, Jaguar, Maserati, Rand Rove, Hummer, Cadillac, etc…  Our product is intended to add the ultimate in personalized “Bling” to any automobile. The company is not offering the product to anyone at this time.   TrailOne, Inc. is considered a development stage company because it has not commenced its major operations. In addition the company has not achieved any revenue in connection with its business to date. As a result we are a startup company, that is, we have no operating history or revenue, and are at a competitive disadvantage.

Risk Factors, page 5

9.  We note your statement on page 28 that you have not taken any steps to test the product on automobiles. Please add a risk factor so that investors can evaluate this risk.

We have noted this comment and have not revised the disclosure as to Risk Factor however we have revised page 28.

In September of 2010, Advanced Precision Manufacturing Inc. (APMI) and TrailOne finalized the specifications for the TrailOne tag; APMI will manufacture the Aluminum tag for the company. TrailOne does not have any formal agreements with APMI to manufacture its tags. All key metal (solid aluminum) included in our product are readily available from APMI.   APMI has advised TrailOne that they can manufacture each tag for $90.00.  APMI has not produced any tags for TrailOne at this time.

10.  It appears that the development of your business is highly reliant upon the manufacturing capabilities of APMI with whom you have no agreement. Please include a risk factor discussing the risk related to your reliance upon APMI.

We have noted this comment and have revised the disclosure on page 6.

WE ARE HIGHLY RELIANT UPON THE MANUFACTURING CAPABILITIES OF APMI OUR INTENDED SUB-CONTRCATOR/MANUFACTURER WITH WHOM WE HAVE NO AGREEMENT AT THIS TIME

Our company is currently solely reliant on APMI to manufacture our product.  Should APMI not manufacture our product as intended, we may or may not be able to secure another manufacturer to manufacture our product which would result in a failure of our business.

We Have a History of Losses, page 8

11.  Please revise to estimate the amount of your additional costs and expenses here, additionally, please include an estimate of costs associated with public company reporting requirements and costs associated with newly applicable corporate governance requirements on page 8.

We have noted this comment and have revised the disclosure on page 8.

Management anticipates that losses will continue to increase from current levels because the Company expects to incur additional costs and expenses related to: marketing and promotional activities; the possible addition of new personnel; and the development of relationships with strategic business partners for an estimated amount of approximately $10,000.00.  It is anticipated that said amount will be obtained by a loan from Ralph Montrone.  In the event that we are unable to secure such a loan from Mr. Montrone, or some other source(s), unknown at this time, we will not be able to continue forward and our business will fail.

However, it is estimated that the amount of additional costs and expenses associated with public company reporting requirements will be approximately $10,000.00.  It is also estimated that the amount of additional costs and expenses associated with newly applicable corporate governance requirements will be approximately $5,000.00.

It is anticipated that we may need to obtain a loan from Ralph Montrone to cover these additional costs and expenses.  In the event that we are unable to secure such a loan from Mr. Montrone, or some other source(s), unknown at this time, we will not be able to continue forward and our business will fail.

If we Do not Obtain Additional Financing, page 8

12. Please revise this risk factor to include an estimate of additional financing you will need to obtain here and on page 8.

We have noted this comment and have revised the disclosure.

We have noted this comment and have revised the disclosure on page 8.

Management anticipates that losses will continue to increase from current levels because the Company expects to incur additional costs and expenses related to: marketing and promotional activities; the possible addition of new personnel; and the development of relationships with strategic business partners for an estimated amount of approximately $10,000.00.  It is anticipated that said amount will be obtained by a loan from Ralph Montrone.  In the event that we are unable to secure such a loan from Mr. Montrone, or some other source(s), unknown at this time, we will not be able to continue forward and our business will fail.

We have noted this comment and have revised the disclosure on page 8.

However, it is estimated that the amount of additional costs and expenses associated with public company reporting requirements will be approximately $10,000.00.  It is also estimated that the amount of additional costs and expenses associated with newly applicable corporate governance requirements will be approximately $5,000.00.

It is anticipated that we may need to obtain a loan from Ralph Montrone to cover these additional costs and expenses.  In the event that we are unable to secure such a loan from Mr. Montrone, or some other source(s), unknown at this time, we will not be able to continue forward and our business will fail.

We Have a Short Development Stage Operating history, page 7

13. Please reconcile your disclosure that you are "continuing to build (your] customer base" with the statement that you "do not have any customers at this time."

We have noted this comment and have revised the disclosure on page 7.

We have a short development stage operating history from September 9, 2010 to September 30, 2010 for investors to evaluate the potential of our business development. We are continuing our attempts to try market our product and to try to build a customer base for our product, which has not been manufactured yet. We do not have any customers at this time.

Special Note Regarding Forward-Looking Statement, page 10

14. You refer in this section to the expected impact of a Share Exchange that is not otherwise discussed in the prospectus. Please revise or advise.

We have noted this comment and have revised the disclosure on page 10.

There is no Stock Exchange anticipated by us and we have therefore deleted any reference to same from the disclosure.

Use of Proceeds, page 11

15. Please revise to clarify how you intend to pay the remaining $2,500 to cover your fees, costs, and expenses of this offering.

We have noted this comment and have revised the disclosure on page 11.

We intend to pay the remaining estimated $2,500.00 to cover the fees, costs and expenses of this offering when due from a loan to be obtained from Ralph Montrone.

16. You refer to an "investment agreement" with the selling security holder. Please file this agreement as an exhibit to the registration statement and include a description of the material terms of the agreement in the prospectus.

We have noted this comment and have revised the disclosure on page 11.

We do not have an “investment agreement” with the selling security holder and have deleted any reference to same in the disclosure.

Plan of Distribution. page 12

17. Please clearly disclose on page 18 that there can be no assurance that you will find a market maker and no assurance that your shares will be approved for trading on the OTC Bulletin Board.

We have noted this comment and have revised the disclosure on page 12.

There is no assurance that we will find a market maker and no assurance that our shares will be approved for trading on the OTC Bulletin.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 14

18. Please revise to discuss in greater detail your plan of operation for the next twelve months by providing a more detailed discussion of your plan for raising additional capital including each step required as well as any contingencies in the raising of additional capital. In addition, provide a discussion of how long you can satisfy your cash requirements, given your current amount of working capital. As part of your discussion, disclose your monthly burn rate.

We have noted this comment and have revised the disclosure on page 14.

Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our expenses for the next six months, and we will need to obtain additional financing to operate our business for the next six months. Our “burn rate” is approximately $1,000 per month. Most of our expenses are anticipated to be legal, accounting, transfer agent, and other costs associated with being a public company. Since we intend to utilize our officers and directors, who currently are part time and whose salaries are being accrued, to sell our services, our marketing costs should be minimal. Additional financing, whether through public or private equity or debt financing, arrangements with the security holder or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital.

If we issue additional equity securities to raise funds, the ownership percentage of our existing security holder would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, our operations and liquidity could be materially adversely affected and we could be forced to cease operations.

19. It appears from your prior disclosure on page 16 that the majority of audit fees, legal fees, and all other expenses associated with the offering in the amount of $15,500 have already been paid. Please revise your disclosure on page 20 that you intend to pay these fees as they become due or advise. Similarly, revise your disclosure on pages 125 and 27.

We have noted this comment and have revised the disclosure on pages 15 and throughout.

Program administration and working capital expenses until such time as there are sufficient sales to cash-flow operations will cost the company at least $25,000. This is the necessary working capital to fund operations until such time as revenues exceed expenses. This will cover management expenses such as those from industry consultants in the automobile accessory business, and advisors. The company intends to pay its consultants, advisors fees and working capital expenses as they become due.

20.  Please revise to explain your "direct sales model through Mr. Montrone" on page 20 and elsewhere. In addition, explain how do you plan to "educate automobile advertisers about [your products and work to obtain sales" on page 20 and elsewhere.

We have noted this comment and have revised the disclosure on pages 15 and throughout.

Initial Sales Strategy:

We have established a one-prong sales approach; our approach utilizes direct sales through Ralph Montrone. Our direct sales is being conducted by Mr. Montrone, he is currently attempting to market the product locally in the Salt Lake City, Utah area to automobile specialty shops.  His current marketing strategy consists of various Point of Sale material including posters and flyers developed by Mr. Montrone in the past several months.

 We intend to derive income from these sales and our goal is establish brand recognition.

Subsequent Sales Strategy

The company is also presently developing a marketing program to sell license plate tags to the general public, through a combination of direct sales, referral and networking within the industry. The Company plans to educate automobile advertisers about our product and work to obtain sales by the ways discussed herein. Because our product offers a very high rate of exclusivity, our target market will be to individuals such as athletes in the NFL, NBA, MLB, and NHL; Hollywood and Music entertainers/stars; NASCAR, NHRA, FIA (Formula One) drivers; and high end automobile enthusiasts, including middle to high income earning individuals in the public sector.  Currently we are planning to market out product through the sources noted above, through direct contacts at wholesale/retail trade shows, such as SEMA (Specialty Equipment Market Association), International Auto Show (Circuit), World of Wheels – Indianapolis, and DUB Auto Show Tour.  We also intend to use direct target marketing through monthly publications such as Automobile, Road & Track, Car & Driver, as well as on their respective websites.  We also intend to market our product through our website: www.trailonecnc.com which is currently under development/construction.  It is our intention to also retail through high end retailers and automobile specialty shops such as DUB Auto  and high end catalog companies that cater specifically to the elite/rich & famous clientele, as well as by word of mouth advertising.  We intend for our product to be distinguished, exclusive and refined to meet the needs of those who intend on setting themselves apart from the crowd while driving their vehicles, such as Porsche, Bentley, Mercedes-Benz, Ferrari, Lamborghini, Jaguar, Maserati, Rand Rove, Hummer, Cadillac, etc…  Our product is intended to add the ultimate in personalized “Bling” to any automobile. The company is not offering the product to anyone at this time.   TrailOne, Inc. is considered a development stage company because it has not commenced its major operations. In addition the company has not achieved any revenue in connection with its business to date. As a result we are a startup company, that is, we have no operating history or revenue, and are at a competitive disadvantage.

Liquidity and Capital Resources, page 24

21.  Please reconcile for consistency your disclosure that you "do not believe that (you] shall be forced to enter into any long or short term debt arrangements" with your disclosure on pages 6, 10 and elsewhere in your registration statement that you will need to obtain additional financing in order to complete your business plan.

We have noted this comment and have revised the entire Liquidity and Capital Resource section.

Plan of Operation, page 21

22.   Please revise significantly your plan of operation and MD&A sections to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing timeframes and quantified estimates of these amounts for each step.

We have noted this comment and have revised the Plan of Operation section.

23. Your plan of operation is entirely reliant upon additional financing of $75,000. Please discuss the specific actions you have taken and intend to take in order to acquire this financing. Please also discuss your expected timeline for completing this financing. In addition, please discuss what type of experience Mr. Montrone has in such financing activities that would be relevant to the company's current needs.

We have noted this comment and have revised the disclosure on page 21.

We are bearing all costs relating to the registration of the common stock, which are estimated at approximately $18,000. The selling security holder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock. Mr. Montrone has contacted both public and private debt financing group in order to fund the company, at this time he has not get obtained the financing and there is no guarantee that financing will be completed.  Mr. Montrone expects to have the financing completed in the next four months.  Mr. Montrone does not have any experience in raising capital as either private equity or debt financing for a public company.

24. We note your disclosure in notes to financial statements on page F-6 that your products will be available in "USDM (American); JOM (Japanese); EURO (European) and AU (Australian) dimensions." If you plan to market your products internationally, please include a brief discussion of these plans in the plan of operation section of your registration statement or advise.

We have noted this comment and have revised the disclosure on page F-6.

The company does not intend to market its products internationally.

Organization Within Last Five Years, page 27

25. You do not appear to provide any services, Please revise your disclosure that you intend to "put [your] service on the internet" for consistency or advise.

We have noted this comment and have revised the disclosure.

 The company will not move into operations until it has set up and established its presence on the internet for marketing and selling its products.

Unique Feature of the Company, page 23

26. Please briefly describe the "CNC machine." Description of Products, page 28

We have noted this comment and have revised the disclosure on page 23.

The manufacturing will be done by the use of a CNC machine, which is a sophisticated computer guided laser generated flat surface lathe/cutter.  It is able to cut patterns up to eight feet in length at a time, or patterns as small as fractions of an inch, This machine will enable our manufacturer to produce the high quality and precision cuts needed to manufacture each specific license plate tag.

27.  Please expand your product description to include your product's major features and characteristics. If applicable, explain how it differs from other similar products currently on the market.

We have noted this comment and have revised the disclosure on page 23.

This license plate tag is like a work of art, unique and individual to meet the needs of those who want to add a custom look to their vehicles.  This is unlike the generic license plate tags/frames being offered currently in the marketplace such as you would find at your local Walmart or AutoZone.

28. Please expand your disclosure to clarify your statement that you "own all the rights to the specifications for the automobile license plate tag." Revise your registration statement to disclose- whether you registered any trademarks, patents or hold other intellectual property rights.

We have noted this comment and have revised the disclosure. We have deleted said language from the disclosure statement.

The Automobile License Plate Industry, page 25

29.  Please revise your disclosure on page 30 to remove quotes from your competitors.  Instead, briefly list and describe your competition.

We have noted this comment and have revised the disclosure on page 25.

StickyLife

“StickyLife.com specializes in small orders of custom stickers,  license plates, dog tags, key chains, temporary tattoos, magnets and many other personalized gifts.

LicensePlateframes.biz

Offers aluminum license plate frames in a variety of colors which are custom laser engraved.

Niche Industry.  page 26

30.  It is unclear from your disclosure what your niche is. Please revise your disclosure to provide sufficient information about the niche market within your industry or advice.

We have noted this comment and have revised the disclosure on page 26.

NICHE INDUSTRY

We believe the highly specialized nature of our corporate focus enables us to be a better  long-term  partner  for our  clients  than if we were  organized  as a traditional  automobile license plate tag company  which we believe has a limited  usefulness for the client.  Our niche will already be established when we enter into the marketplace, because no one else makes anything even close to our product.  We will have a specific, unique product geared only to those who can afford to be extravagant in showing off their vehicles in a way that most people are unable to do and thus have a market unto ourselves.

Employees. page 26

31.  You state on page 27 that you have two employees. On page 31, however, you only mention Mr. Montrone. Please revise or advise.

We have noted this comment and have revised the disclosure on page 26.

At this time we only have one employee, Ralph Montrone.

32. Please revise this discussion to clarify how much time Mr. Montrone currently devotes to the affairs of the company and when he will begin to devote 40 hours a week.

We have noted this comment and have revised the disclosure on page 26.

Mr. Montrone currently devotes approximately 10 hours per week to the affairs of the company.  He will begin to devote 40 hours per week to the company once sufficient funding is obtained to allow actual full operations to proceed forward.

Management: page 26

Directors Executive Officers Promoters and Control Persons, page 26

33. You state that Ralph Montrone is your promoter. Please provide all required disclosure pursuant to Item 404(c) of Regulation S-K for Mr. Montrone and any other promoters or advice.

We have noted this comment and have revised the disclosure on page 26.

On September 9, 2010, the Company issued 18,000,000 founder’s shares at the par value of $0.001 in exchange for proceeds of $18,000.  Mr. Montrone has not received directly or indirectly anything else of value from the company (including money, property, contracts, options or rights of any kind).

Management Biographies. page 27

34.  Please list Mr. Montrone's position with Western Sheet Metal for the last five years. Refer to Item 401(e) of Regulation S-K.

We have noted this comment and have revised the disclosure on page 27.

Mr. Montrone has been the President and owner of Western Sheet Metal for 42 years, including the last five years.

Interest of Management and Others in Certain Transactions. page 28

35. Please provide the disclosure required by Item 404(a) for the "transaction described above" in this section.

We have noted this comment and have revised the disclosure on page 28.

As of the date of this prospectus, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

Item 17. Undertaking, . page II-2

36. It does not appear that you are conducting an underwritten offering. Please remove the first paragraph in this section because it does not appear to apply to your offering or advise.

We have noted this comment and have removed the first paragraph in this section of the disclosure on page II-2.

exhibit 5.1

37.  Please revise the legal opinion to reference Form S-1 filed on November 23, 2010, as amended.

We have noted this comment and have revised the disclosure.

Closing Comments

Based on the Company’s amendments to its S-1 A filing dated January 20, 2011, and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Ralph Montrone

Chief Executive Officer